Filing pursuant to Rule 425 under the

 Securities Act of 1933, as amended

 Deemed filed under Rule 14a-12 under the

 Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

 Commission File No.: 001-09397

The following transcript is for a video made available to employees of Baker Hughes Incorporated and General Electric Company:

Fullstream Ahead: A Conversation with Integration Planning Leads Derek and Uwem

Derek Mathieson | Uwem Ukpong

Baker Hughes Interviews | Crotonville

December 2016

Mathieson: Hi, we’re here from Crotonville, which is GE’s premier leadership campus in New York State. We spent an intense two days on leadership planning, the first time we’ve had the two extended teams from Baker-Hughes and GE Oil & Gas together to start to think through the fabric of what the new company looks like.

We’re going to spend a few minutes to try to give you some insights from what we’ve seen in these first couple of days and what we’re hoping to achieve in the next few months. So as we get into that, any first thoughts on what we think of the first couple of days.

Ukpong: Yeah, Derek, I think first of all the most interesting thing is the complementary nature of our cultures or the fact that we all think alike. The chemistry has been excellent between both teams. People really wanting to work together and really coming together saying how can we, as the integration team, be the spearhead to drive the way we want to see this new company. So from your perspective, what’s been your own point of view so far?

Mathieson: You know, I very seldom get energized by having big meetings. You know, I think one of the things I took away from the first day is we’re actually, while we’re trying to inject some energy into the team, we’re getting exactly the same thing back from that. And I think we have to try and channel that energy into, you know, what we’re trying to create in the new company. Like the first day a lot of it was around, I mean, just socializing and getting to know each other as companies and really, as we got through the end of that first day, it was starting to point the [UNCLEAR] exactly what we want to try and achieve. So now, I think from your perspective, what would you say the first kind of two or three big things are that the teams have been working on coalesced on so far?

Ukpong: So I would say the work steams are the very key aspect of this, whether that’s the functional work steams from the finance, the how-to, the supply chain, the HR, the culture — all the original teams working together to understand how each of those functions affect their regions and what the interdependences are in that business themselves. And so the teams coming together and defining these work streams to a second level of detail but then these two days working here is going to be very key in allowing the teams to understand when they leave Crotonville what the key target and tasks are going to be moving forward there. I do believe that’s one element of it that I see. But I’ll throw back the question at you.

The strategy planning is a key complement to all of this In the way we see the new company. So do you want to talk a bit about that, Derek?

Mathieson: I think we said a little bit already in the first announcements of what we’re trying to achieve in the marketplace as a productivity leader. It’s one thing to actually have the ambition and goal and a very different thing to put some real meat on the bones. So I think for me one of the different things in this integration planning activity is it’s, we have to do the heavy lifting, for sure. And we’re going to make sure that once we come out of today, that the teams have the action plans to get the base company put together. But the real interesting piece of this from my standpoint is how we put color on the ambition that we have in the marketplace. And both Martin and Lorenzo [UNCLEAR]] talked about, you know, we want to be a productivity leader, to provide different outcomes for the customers in the Energy space. And I think these last few days are the first insights into how our, both our people are thinking about this and how you can take some of those first thoughts and create a program that actually creates some content for the rest of the company to try to understand and work through. And a lot work to go through but I’m pretty encouraged from the first couple of days that, you know, we have a lot, a long way [UNCLEAR].

Ukpong: And the interesting thing is one thing you and I both agree on is that the culture we define for this team, the way this team gets to work is the kind of culture we’re going to permit across the new organization. And so the cultural piece to, of this new company — bringing the best of what was the GE side and the Baker-Hughes side — is going to be very key to us as the integration team also as we start to move forward towards the execution of some of the plans up till day one of the day we close this deal. That’s how I see it. But how would you see it yourself?

Mathieson: You know, I think the, one of the take-aways for me, and certainly from today with the first discussions we had with the teams that are going to focus on culture is that there’s an element of it has to match strategy, that how we want the company to behave, [UNCLEAR] ownership, be agile, being safety compliant. There are aspects that are just there for business today. You know, I think as we look ahead we have to, you know, create some space for what the next generation are going to be looking for as well and I think as we enter into what has been a complete reset of the Energy sector, then there’s a real chance here to plot a path and create a blueprint for what we want this to look like, I mean, how we want this sector to function. You know, I think with the capabilities we’re going to have in this new company, with a strategy that is going to create some really interesting options for our customers, and a culture that grabs hold of what the next generation could do in this space as well as what we have to do, we could be number one.

Ukpong: Oh absolutely.

Mathieson: We could be number one.

Ukpong: That’s the push [UNCLEAR]. From my perspective, communication is going to be very key in this integration process and you and I both agree we can never communicate enough. So on my side, from GE Oil & Gas perspective, we are looking to communicate with everybody. People want to know what’s going on, people want to hear what’s going on, and I think we have a lot of positive stories to tell given how very well we’ve just started through this process.

Mathieson: So this is really our second time to have the groups together. Our first commitment is this being uncomfortable talking in front of the cameras but, you know, we’re, I think what I’d ask everybody to think about in the company, just be patient. You know, I think probably more so than any other deal I’ve been around is there’s huge excitement here. Everyone wants to get under the hood to have a look, to get involved, and we want that energy. But we also need to work through the [UNCLEAR] process here. So we’re making a commitment to communicate as much as we can when we can. And also to make this something that we desire to . . . because we’re in 120 countries around the world . . .

Ukpong: And 70,000 employees too.

Mathieson: Exactly right. So this is not just a Houston or New York. It’s got to speak to Europe, to Asia, to Latin America, to all the places where we do business today. And it’s going to take time to get there, it’s going to take time to go to get all that input and make this the company that is going to speak to all those people in all those countries.

Ukpong: And a company people will want to work for.

Mathieson: Yeah.

Ukpong: So on behalf of Derek and myself, we are off to a very good start with the integration. We do believe there are a lot of good things we’re going to be doing together. We do believe this transaction is great for both companies and for the industry as a whole. You will be hearing more from us but the team is off to a very good start. We wish all the best. Stay focused on the business. And more to come from the integration team. Thank you very much.

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Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2016, which was filed with the SEC on November 9, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.